EXHIBIT 99.1

FORM 51-102F3 - MATERIAL CHANGE REPORT

1.	Name and Address of Company

Gentor Resources Inc.
1 First Canadian Place
Suite 7070, 100 King Street West
Toronto, Ontario
M5X 1E3

2.	Date of Material Change

September 17, 2012.

3.	News Release

The news release (the "News Release") attached hereto as Schedule "A" was issued through CNW Group on September 17, 2012.

4.	Summary of Material Change

See the attached News Release, which News Release is incorporated herein.

5.	Full Description of Material Change

5.1           Full Description of Material Change

See the attached News Release, which News Release is incorporated herein.

5.2           Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Arnold T. Kondrat (Executive Vice President) - (416) 366-2221.

9.	Date of Report

September 27, 2012.

Schedule “A”

Gentor Resources Inc.

PRESS RELEASE

Gentor Resources & Besler announce further promising copper-zinc-gold intersections from the Hacimeter VMS project, eastern Turkey

Gentor Resources and its Turkish partner the Besler Group announce assay results from the final 12 holes of their initial 19 diamond drill hole program at the Hacimeter VMS Project near Erzurum, eastern Turkey.  These results confirm the presence of a stacked massive sulphide VMS system adjacent to previously discovered and drilled stringer VMS mineralisation at Hacimeter.  Further core assay highlighted results include:
GA-H8 –                      5.30 metres at 1.33% Cu, 0.42g/t Au from 153.70 metres depth
GA-H9 –                      4.70 metres at 1.93% Cu, 0.24g/t Au from 96.20 metres depth
GA-H11 –                      3.60 metres at 1.80% Cu from 142.50 metres depth
GA-H12 –                      3.80 metres at 4.24%Cu, 3.20% Zn and 2.67g/t Au from 29.80 metres depth
GA-H15 –                      2.90 metres at 3.94% Zn, 0.32g/t Au from 147.90 metres depth
GA-H16 –                      6.15 metres at 1.22% Cu, 3.60g/t Au from 24.75 metres depth.

Several newly intersected shallow, high-grade sulphide zones indicate potential mineralisation extensions to the south and east.  Of particular interest are the elevated zinc and gold grades in some drilled intervals.

Toronto, Canada – September 17, 2012 - Gentor Resources Inc. (“Gentor” or the “Company”) (TSX-V – “GNT” & OTCQB – “GNTOF”) and its partner the Besler Group have finalised the drilling results from their successful first phase program at the Hacimeter VMS Project, in eastern Turkey.  The results from the first seven holes of this program including all drill hole location data were reported in Gentor’s press release dated August 28, 2012.  For details see the Company’s website: www.gentorresources.com

The results from the first seven holes provided good confirmation of the integrity of the earlier Besler shallow drilling in the northern areas shown in Figure 1, whilst the remainder of the holes reported in this press release targeted faulted geophysical extensions at depth to both the south east and south west.  The best drill intercepts were related to geophysical anomalies from both IP and shallow TEM and were related to massive sulphide, proximal stringer mineralisation, plus peripheral semi-massive sulphide and stringer mineralisation.

The drill pattern was designed to test the main anomalous area on approximately 50 metre centres.  Geologically the drilling identified a stacked, sub-horizontal copper-zinc-gold massive sulphide and stringer zone system that has been down-faulted by a minimum of 100 metres from both the northern block mineralisation and the southern gossanous zone mineralisation (Long Section A-A’ as Figure 2 and orthogonal Cross Section B-B’ as Figure 3).  The system is hosted by altered pillow and massive basalts.  Mineralisation comprises two horizons of massive sulphide approximately 20 metres apart centred on GA-H8, which grade laterally into pyritic semi-massive sulphide (best shown on the oblique Long Section C-C’ in Figure 4).  In the upper horizon stringer mineralisation is dominant, whilst the lower horizon contains more massive sulphide with zinc and gold associated with the copper.

One of the more impressive copper-gold massive sulphide zones occurs down dip in GA-H12 below a gossan that exhibits combined trench results of 7.0 metres at 5.5g/t Au and 44.8g/t Ag within a related elevated copper-zinc-arsenic XRF soil geochemical zone that extends for several hundred metres along an up-faulted block along the southern part of the prospect.  This massive sulphide target is limited at depth due to faulting on the north side but is open along strike.

A further shallow high-grade massive sulphide zone intersected in GA-H16 within the southern block is open in three directions and is likely to be an eastern strike extension of the deeper southern block massive sulphide system.

In summary, this successful drilling program has clearly outlined significant high-grade massive sulphide extensions to the shallow stringer–type VMS system initially discovered at Hacimeter by Besler in 2010-2011.  Further drilling is required to extend the defined mineralised zones and to better correlate the various block faulted segments.

Table 1.  Summary of Significant Intersections - September 2012
Hole No	Min Type	From (m)	To (m)	Intercept* (m)	Cu %	Zn %	Au (g/t)	Ag (g/t)
GA-H8	MS-SMS	122.00	124.00	2.00	0.82	0.34	0.64	8.00
and:	QVS	128.00	130.00	2.00	1.98	< 0.1	0.57	15.50
and:	MS-SMS	153.70	159.00	5.30	1.33	0.14	0.42	2.68
incl		153.70	155.00	1.30	2.24	<0.1	0.64	4.00

GA-H9	QVS	92.40	92.70	0.30	3.21	< 0.1	< 0.01	2.00
and:	QVS	96.20	100.90	4.70	1.93	< 0.1	0.24	2.91
incl:	QVS	96.20	98.77	2.57	2.97	< 0.1	0.14	2.43
and:	SMS-QVS	123.05	126.45	3.40	0.19	0.33	0.88	4.62

GA-H11	QVS	142.50	146.10	3.60	1.80	< 0.05	<0.1	1.94
incl:	QVS	142.50	145.00	2.50	2.39	< 0.05	0.1	2.60

GA-H12	MS	22.20	23.10	0.90	4.96	1.77	5.22	32.00
and:	MS	24.60	25.00	0.40	2.10	1.73	3.51	63.00
and:	MS	29.80	33.60	3.80	4.24	3.20	2.67	19.05

GA-H15	MS	132.80	133.00	0.20	0.79	0.07	2.04	16.00
and:	QVS	147.90	150.80	2.90	<0.05	3.94	0.32	6.76
incl:	QVS	149.00	150.00	1.00	<0.05	8.62	0.49	12.00

GA-H16	SMS-QVS	21.25	23.70	2.45	1.08	<0.05	0.08	<1
and:	MS	24.75	30.90	6.15	1.22	0.41	3.60	42.07

MS	Massive sulphide
SMS	Semi Massive sulphide
QVS	Quartz veins, stringer zone

*Intercept – As the mineralised horizons are sub-horizontal with vertical or steeply dipping drill holes, intercepts are close to true width.

Location plans of Turkey and the Besler JV Hacimeter Licence are found on the Company's website: www.gentorresources.com

Qualified Person

The exploration results disclosed in this press release have been reviewed, verified (including sampling, analytical and test data) and compiled by senior geologists under the direction of Dr. Peter Ruxton, who is a Professional Member of the Institute of Materials, Minerals and Mining (I.M.M.M.), the Company's President and Chief Executive Officer and a "qualified person" (as such term is defined in Canadian National Instrument 43-101 as promulgated by the Canadian Securities Administrators).

Drill cores for assaying were taken from varying intervals based on geological interpretation and cut with a diamond saw, with one-half of the core placed in sealed bags and sent for sample preparation in Izmir, Turkey. The core samples were then crushed to -2mm, split and pulverized down to 85% passing 75 microns. Approximately 150 grams of pulverized sample were then either analysed in Izmir or shipped to the ALS Laboratory (which is independent of the Company) in Romania where samples were analyzed for base metals via ICP techniques and gold via fire assay using a 30g charge. As part of the Company's QA/QC procedures, which adhere to international recognized standards, duplicates, blanks and standards were inserted into sample batches.

About Gentor

Gentor is a mineral exploration company whose projects include copper and gold properties in the Sultanate of Oman and Turkey and a molybdenum-tungsten-silver property in East Central Idaho, U.S.  The Company’s strategy is to create shareholder value by developing highly prospective mineral properties around the globe, with current focus in the Sultanate of Oman and Turkey.
In Oman, Gentor is partnered with Al Fairuz Mining Company LLC on its Block 5 exploration tenement and Al Zuhra Mining Company LLC on Block 6. In Turkey Gentor is partnered with the Besler Group at Hacimeter.

Cautionary Notes

Forward-Looking Information:  This press release contains forward-looking information.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding drilling and other exploration results, potential mineral resources, potential mineralization and the Company's exploration and development plans) are forward-looking information.  This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, uncertainties relating to the availability and costs of financing needed in the future, risks related to the exploration stage of the Company's properties, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world copper or gold markets and equity markets, political developments in Oman or Turkey, the uncertainties involved in interpreting drilling results and other geological data and the other risks disclosed under the heading “Risk Factors” and elsewhere in the Company’s annual report on Form 20-F dated April 30, 2012 relating to the year ended December 31, 2011 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.  Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. U.S. investors are cautioned not to assume that any disclosure of mineralization contained in this press release is economically or legally mineable.  U.S. investors are urged to closely consider all of the disclosures in the Company's reports filed pursuant to the United States Securities Exchange Act of 1934 which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.html.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please visit our website at www.gentorresources.com, or contact: Dr. Peter Ruxton, President & CEO, United Kingdom Tel: + 44 (0) 7786 111103; or Arnold T. Kondrat, Executive Vice President, Toronto, Ontario, Tel: + 1 (416) 366 2221 or + 1 (800) 714 7938.

GENTOR AND BESLER DRILL HOLES
708,600 mE
708,800 mE
709,000 mE
709,200 mE
709,400 mE
709,600 mE
4,404,600 mN
4,404,400 mN
4,404,200 mN
4,404,000 mN
N
0
50
100
metres
Northern zone
Southern zone
A
A'
B
B'
C
C'
GA-H4
GA-H5
GA-H6
GA-H8
GA-H9
GA-H10
GA-H11
GA-H12
GA-H12A
GA-H14
GA-H15
GA-H17
Trench
Alteration
Fe ox-chl-Cu ox alt
Fe ox-chl-clay
Gentor Drill Holes
Besler Drill Holes
Fault-inferred
Fault
Lithology
Alluvium
Cover
Gossan
Basalt - amygdaloidal common
Basalt - dominantly massive
Dacite

Figure 1 - Hacimeter Prospect – Geology, Drill Hole Location and Sectional Traces

Figure 2 – East to West Long Section A-A’ across the Hacimeter Prospect

Figure 3 – Orthogonal Cross Section B-B’ across the Hacimeter Prospect

Figure 4 – Oblique Long Section C-C’ across the Hacimeter Prospect